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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                                 ECO-Rx, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                    Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  27885 M104
        ---------------------------------------------------------------
                                (CUSIP Number)

      Richard E. Knecht, 1301 Dove St. Ste. 900, Newport Beach, CA 92660
                                (949) 851-8070
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 15, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-------------------------                                   --------------------
CUSIP NO.  27885 M104                                         Page 2 of 6 Pages
-------------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dorothy Nelson ###-##-####
      Jerrold M. Nelson ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,127,233
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,127,233
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,127,233
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.29%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
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Item 1.    Security and Issuer
------     -------------------

           The class of equity securities to which this Statement relates is the Common Stock, $0.001 par value per share (the "Shares"), of Eco-Rx, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 2051 N.E. 191 Drive, North Miami Beach, Florida 33179.

Item 2.    Identity and Background
------     -----------------------

          (a) This statement is filed by Dorothy Nelson, a natural person, and Jerrold M. Nelson, a natural person, husband and wife ("Registrant"). Together they constitute a group.

          (b) Registrants' business address is 2051 N.E. 191 Drive, North Miami Beach, Florida 33179.

          (c) The present principal occupation of Jerrold M. Nelson is Chairman of the Board and CEO of Issuer, a position he has held since January 1993. Dorothy Nelson is a private investor.

          (d) During the last 5 years, neither of the Registrants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last 5 years, neither of the Registrants has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either Registrant was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Both Registrants are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
------    -------------------------------------------------

          The 1,127,233 shares of common stock of the Issuer (the "Shares") beneficially owned by Registrants were purchased by Dorothy Nelson as of February 27, 1995, upon


                                  Page 3 of 6
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incorporation, at a purchase price of $.017 per share. Personal funds of the
Registrants, maintained in bank accounts, were used to purchase the Shares. No Shares were purchased on margin or with borrowed funds.

Item 4.    Purpose of Transaction
------     ----------------------

           The 1,127,233 Shares referred to in Item 3 were acquired by the Registrants as an investment. Registrant is a member of the Board of Directors of the Issuer. Registrants have no plans or proposals which would result in any extraordinary corporate transaction involving the Issuer or in any changes in the existing management or board of directors of the Issuer.

Item 5.    Interest in Securities of the Issuer
------     ------------------------------------

           (a) The 1,127,233 Shares referred to above were purchased by Registrants for cash on February 27, 1995, at a purchase price of $.017 per Share. All of the Shares were purchased on February 27, 1995.

     As of January 15, 2000, Registrants may be deemed to own beneficially 1,127,233 Shares, or approximately 19.29% of the Shares of the 5,842,939 Shares which the Issuer had outstanding at January 15, 2000.

           (b) Registrants have shared power to vote or to direct the vote of all 1,127,233 Shares described above, and shared dispositive power with respect to all 1,127,233 Shares.

           (c) Registrants acquired beneficial ownership of the 1,127,233 Shares described above on February 27, 1995, upon incorporation.

           (d)  Not applicable.

           (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          None.

Item 7.   Material to be Filed as Exhibits
------    --------------------------------

          None.



Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        /s/  Jerrold M. Nelson
                                        -----------------------
                                              Signature
                                          Jerrold M. Nelson


                                               Chairman
                                        -----------------------
                                              Name/Title


                                    5 of 6
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Item 6.   Contracts, Arrangements, Understandings or
------    Relationships with Respect to Securities of the Issuer
          ------------------------------------------------------

          None.

Item 7.   Material to be Filed as Exhibits
------    --------------------------------

          None.



Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




                                                  /s/  Dorothy Nelson
                                              -----------------------------
                                                       Signature


                                                     Dorothy Nelson
                                              -----------------------------
                                                       Name/Title


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